06006127

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~43369~~ 53585

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tempo Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Plaza 2nd Floor
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(city)	(State)	(Zip Code)

PROCESSED JUN 06 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tempo Capital Corporation, as of December 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Tempo Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Tempo Capital Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2006

Tempo Capital Corporation

Statement of Financial Condition
December 31, 2005

Tempo Capital Corporation
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Tempo Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tempo Capital Corporation (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2006

Tempo Capital Corporation
Statement of Financial Condition
December 31, 2005

Assets	
Financial instruments owned, pledged to clearing broker, at market value	$ 179,691,922
Receivable from clearing broker	48,131,745
Other	10,221
Total assets	$ 227,833,888
Liabilities and Stockholder's Equity	
Liabilities	
Financial instruments sold, but not yet purchased, at market value	$ 162,340,380
Commissions payable	257,207
Dividends payable	424,204
Other liabilities	65,766
Total liabilities	163,087,557
Stockholder's equity	
Common stock, $.01 nominal value; 2 shares issued and outstanding, 5,000,000 shares authorized	1
Additional paid-in capital	156,196,863
Accumulated deficit	(91,450,533)
Total stockholder's equity	64,746,331
Total liabilities and stockholder's equity	$ 227,833,888

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Tempo Capital Corporation (the "Company"), a Cayman Islands exempted company, is registered with the Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Tempo Master Fund LP (the "Parent"), a Cayman Islands limited partnership. The Company engages primarily in proprietary trading of U.S. listed equity securities and exchange-traded options. The Company has no customers.

All transactions are cleared through an unaffiliated registered broker-dealer (the "clearing broker") on a fully disclosed basis. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of paragraph (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Securities and Options Transactions

Securities and options transactions are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as they are all carried as part of one account at the clearing broker. All transactions are cleared through, and held in custody by, the clearing broker. The clearing broker is a member of major U.S. securities exchanges.

The Company primarily trades U.S. equities and listed options. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker is not required to honor exchange based transactions executed by the Company where the Company and the counterparty have not agreed to all terms. There were no such open transactions where the Company and counterparty had not agreed to all terms at December 31, 2005. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Commission expenses are recorded as transactions occur which is on trade date, amounts not paid are recorded as commissions payable.

Clearing expenses are recorded on the trade-date as securities and options transactions occur.

Interest and Dividends

Interest income and expense are recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date. Dividend income is recorded net of any foreign withholding taxes.

Income Taxes
No provision for U.S. federal, state and local income taxes has been made as the Company is a foreign eligible entity of a single owner partnership, elected to be disregarded as a separate entity for U.S. federal tax purposes. Although the Company is a disregarded entity, its Parent is a partnership which is a flow through entity for U.S. federal tax purposes whereby its owners are responsible for income taxes on their distributable share of the Parent's income or loss.

3. Receivable from Clearing Broker

The amount receivable from the clearing broker relates to amounts due on securities and options transactions, net of deposits and margin requirements. Margin requirements are collateralized by securities and options owned and any net unrealized gain on securities and options positions.

4. Financial Instruments

Financial instruments include equity and index based options used for trading purposes, including hedges of trading instruments and are carried at market value on the statement of financial condition. Market values for exchange-traded or listed financial instruments are based on quoted market prices.

The change in unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. Market values of options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate.

Financial instruments owned and sold, but not yet purchased at December 31, 2005 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
U.S. listed common stocks	$ 165,636,727	$ 81,526,823
U.S. listed equity and index options	14,055,195	80,813,557
	$ 179,691,922	$ 162,340,380

The Company's clearing broker has one account in which substantially all of the Company's securities owned, sold, but not yet purchased and net receivable/payable are maintained. Accordingly, substantially all of the Company's securities owned and net receivable from clearing broker are pledged as collateral for the securities sold but not yet purchased.

5. Related Party Transactions

Administrative and professional expenses are borne by the Company. General operating expenses, including office space, fixed assets, technical support and utilities are provided to the Company and are borne by an affiliate pursuant to the services agreement between the Company and the affiliate. The Parent and the affiliate have not and will not seek reimbursement in any future period for such costs or expenses borne on behalf of the Company above the amount stated in the agreement.

6. Off-Balance-Sheet Risk and Guarantees

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded. These financial instruments include securities sold, not yet purchased and written options contracts. The Company is therefore subject to varying degrees of market and credit risk.

Options owned or sold by the Company are standardized contracts executed on an exchange. Options provided the holder the right, but not the obligation, to purchase or sell an underlying financial instrument at a specified price within a specified period of time from/to the seller or writer of options. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is effected by market forces such as volatility and changes in interest rates. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

The Company writes put options that may require it to purchase assets from the options holder at a specified date in the future. The Company may reduce its exposures to these contracts by entering into offsetting transactions or by entering into contracts which hedge such market risk. At December 31, 2005, the notional value of these written put options was $852,081,000.

The Company also writes certain put options which permit cash settlement and do not require the option holder to own the referenced asset.

The Company has sold financial instruments that it does not currently owned and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market values of the related financial instruments and will incur a loss if the market value of the financial instruments adversely changes subsequent to December 31, 2005.

The Company is also subject to credit risk to the extent that its clearing broker may be unable to fulfill its obligations either to return the Company's financial instruments or repay amounts owed.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Net Capital Requireme nts

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the Company to maintain net capital equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness as defined. At December 31, 2005, the Company had net capital of $35,739,035 which was $35,639,035 in excess of its required capital of $100,000.